Mail Stop 3561

March 26, 2009

Richard Damion
Chief Executive Officer
International Food Product Group, Inc.
620 Newport Ctr. Drive Suite 570
Newport Beach, CA 92660

> **Re: International Food Product Group, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed March 13, 2009**
> **File No. 0-33251**

Dear Mr. Damion:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Information Statement on Revised Schedule 14C filed February 26, 2009

Amendment No. 2: To Increase Authorized Capital to 1.8 Billion Shares, page 3

1. We note your response to comment one in our letter dated March 5, 2009. We reissue our comment in part. On page 4, you indicate that the shares issued to Mr. George were valued at $0.025 per share. We presume you mean to refer to $0.0025, considering the total dollar amounts you disclose are consistent with this per share amount. Please revise and ensure that you have made consistent revisions throughout the information statement.

Security Ownership of Certain Beneficial Owners and Management, page 8

2. We note your response to comment nine in our letter dated March 5, 2009. You indicate that the total amount of shares is 17,384,998 and the amount Mr. George owns outright is 17,384,998. One of these numbers is a typo because Mr. George also will receive 5,000,000 shares upon approval of the increase in capital stock.

Also, it appears there is a typo in footnote 3 as it refers to shares issuable to Mr. Damion but it is a footnote for Mr. Lutton. Please revise.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Scott M. Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Davis, Esq.